File No. 70-9627
                 (Potomac Edison  Asset Transfer)

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549

                          AMENDMENT NO. 4

                             FORM U-1

                      APPLICATION/DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 _________________________________

     Allegheny Energy, Inc.       Allegheny Energy Supply Company
     10435 Downsville Pike        R.R. 12, P.O. Box 1000
     Hagerstown, Maryland 21740   Roseytown, Penna. 15601

     The Potomac Edison Company   Allegheny Energy Service Company
     (d/b/a Allegheny Power)      10435 Downsville Pike
     10435 Downsville Pike        Hagerstown, Maryland 21740
     Hagerstown, Maryland 21740
                __________________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                    Hagerstown, Maryland 21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

Robert Winter, Esq.    Patricia J. Clark, Esq.   Terence Burke, Esq.
Deputy General Counsel Deputy General Counsel    Deputy General Counsel
Allegheny Power        Allegheny Energy Supply   Allegheny Ventures, Inc
                       Company
800 Cabin Hill Drive   R.R. 12, P.O. Box 1000    10435 Downsville Pike
Greensburg, PA  15601  Roseytown, PA 15601       Hagerstown, MD 21740

                       Anthony Wilson, Esq.
                          Senior Attorney
                 Allegheny Energy Service Company
                       10435 Downsville Pike
                       Hagerstown, MD 21740

1. Applicants hereby amends the application replacing Items 1 through 7 with the following:

                    TABLE OF CONTENTS                          Page
Item 1. Description of Proposed Transaction  . . . . . . . . . . 3

     A.   Introduction and Summary of the Proposed Transaction . 3
     B.   Background  . . . . . . . . . . . . . . . . . . . . .  4

     C.   Regulatory Environment . . . . . . . . . . . . . . . . 6
       1.   Maryland . . . . . . . . . . . . . . . . . . . . . . 6
       2.   West Virginia . . . . . . . . . . . . . . . . . . .  6
       3.   Virginia . . . . . . . . . . . . . . . . . . . . . . 7
       4.   Federal Energy Regulatory Commission . . . . . . . . 8
     D.   Overview of Requested Authorizations . . .  . . . . .  8
       1.   The Transaction   . . . . . . . . . . . . . . . . .  8
         i.   Formation of Subsidiaries . . . . . . . . . . . .  8
         ii.  Capitalization of Subsidiaries . .  .. . . . . . . 8
         iii. Transfers  . . . . . . . . . . . .. . . . . . . .  9
       2.   Allegheny Energy - AE Units 1 and 2 LLC . . . . . . 11
       3.   Agreements . . . . . . . . .  . . . . . . .  . . . .11
       4.   Capitalization Ratios . . . .. . . . .. . . . . . . 12
       5.   Reservation of Jurisdiction  . . . . . . . . . . . .12

Item 2. Fees, Commissions and Expenses . . . . . . . . . . . . .12

Item 3. Applicable Statutory Provisions  . . . . . . . . . . . .13

     A.   Sections 9 & 10  . . . . . . . . . . . . . . . . . . .13
       1.   Compliance with State Law . . . . . . . . . . . . . 13
       2.   Capital Structure Not Unduly Complicated . . . . . .14
       3.   Consideration is Fair and Reasonable . . . . . . . .14
     B.   Section 12 & Rule 46 . . . . . . . . . . . . . . . . .14
     C.   Section 13(b) Compliance  . . . . . . . . . . . . . . 15
     D.   Rule 54 Compliance . . . . . . . . . . . . . . . . . .16

Item 4. Regulatory Approvals . . . . . . . . . . . . . . . . . .16

Item 5.  Procedure  . . . . . . . . . . . . . . . . . . . . . . 17

Item 6.  Exhibits and Financial Statements  . . . . . . . . . . 18

     A.   Exhibits  . . . . . . . . . . . . . . . . . . . . .  .18
     B.   Financial Statements  . . . . . . . . . . . . . . . . 18

Item 7.  Information as to Environmental Effects  . . . . . . . 18

Item No. 1.    DESCRIPTION OF THE PROPOSED TRANSACTION

        A.     Introduction and Summary of the Proposed Transaction

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, Allegheny Energy Service Company ("AESC"), a service subsidiary of Allegheny, The Potomac Edison Company ("Potomac Edison"), a wholly owned public utility electric subsidiary of Allegheny, and Allegheny Energy Supply Company, LLC ("Genco"),<F1> a
wholly   owned   generating   company  subsidiary   of   Allegheny
(collectively,  "Applicants"),<F2> hereby file  this   application-
declaration   with   the   Securities  and   Exchange   Commission
("Commission") under Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 43(a), 44, 45, 46, 54, 90 and 91 under the Act.

     As  part of the ongoing restructuring in the electric utility
industry,  Potomac  Edison  has  filed  restructuring  and  /   or
compliance plans with the utility regulatory commissions of the states of Maryland, West Virginia, and Virginia which, among other things, unbundled generation from transmission and distribution. These restructuring plans have been either negotiated and / or contested and the subject of hearings. Each of the states has issued, or is in the final process of issuing, restructuring
orders.   In accordance with the orders Potomac Edison  now  seeks
approval to: (1) form and capitalize two first tier single member limited liability corporations and a second tier single member
limited   liability  corporations  for  the  purpose  of   holding
generating assets, rights, interests and related obligations; (2) transfer utility generating assets, rights, and obligations to Genco; (3) issue notes; and (4) enter into operating agreements. Potomac Edison's request is consistent with an earlier order issued by the Commission wherein Potomac Edison's sister utility, West Penn Power Company, received approval to transfer its generating assets, rights, interest and related obligations.<F3> The proposed transaction is essentially the same as the West Penn Power Company transaction except: 1) Potomac Edison generating assets must be released from the first mortgage; and (2) at the

<F1> See Allegheny Energy, Inc., Holding Co. Act Release No.35-27101,
Order  Authorizing  Formation of Subsidiary Company;  Transfer  of
Assets   to  Generation  Company;  Issuance  and  Acquisition   of
Securities;   Capital   Contributions;  and   Service   Agreements
(November 12, 1999).   In Application No. 70-9683 (filed  May  25,
2000), Genco, among other things, is seeking authorization to, directly or indirectly through one or more exempt subsidiaries or intermediate companies, engage in Rule 58 activities; acquire
interests  in,  finance  the  acquisition  of,  and/or  hold   the
securities of, one or more Exempt Wholesale Generators ("EWGs"). Genco is not an EWG nor are there any plans for Genco to become an EWG.
<F2> Potomac  Edison,  along  with  West  Penn  Power  Company  and
Monongahela Power Company collectively d/b/a Allegheny Power deliver electric and gas energy to about 1.4 million customers in
parts   of  Maryland,  Ohio,  Pennsylvania,  Virginia,  and   West
Virginia. Allegheny Power, together with Genco which operates and markets competitive retail and wholesale electric generation and operates regulated electric generation for its affiliates, and Allegheny Ventures which actively invests in and develops energy-
related   and   telecommunications  projects   through   Allegheny
Communications   Connect  ("ACC"),  an  exempt  telecommunications
company ("ETC"), make up the Allegheny system.
<F3> See Allegheny Energy, Inc., Holding Co. Act Release No.35-27101,
Order  Authorizing  Formation of Subsidiary Company;  Transfer  of
Assets   to  Generation  Company;  Issuance  and  Acquisition   of
Securities;   Capital   Contributions;  and   Service   Agreements
(November 12, 1999).

end of the transaction, the generation will be merged into the existing affiliate generating company - Genco.<F4>

       B.   Background

     Potomac  Edison is an electric utility that provides  service to customers in parts of the states of Maryland, West Virginia, and Virginia. As a public utility, Potomac Edison is subject to
regulation   in  each  of  the  states  in  which   it   operates.
Additionally, the Federal Energy Regulatory Commission ("FERC"), under section 203 of the Federal Power Act,<F5> has jurisdiction over the sale, lease, or other disposition of Potomac Edison's utility
assets.   Additionally, FERC has licensing authority over  Potomac
Edison's  hydroelectric generating facilities and  over  wholesale
power  transactions.   Finally, FERC  has  jurisdiction  over  the
transfer of AE Units 1 & 2 (as discussed herein).  Each of the three  states regulates a different "slice" of the Potomac  Edison
system.   The  extent  of  their jurisdiction,  or  the  regulated
"slice," is based on the portion of the output of electricity delivered to end-users and capacity committed from Potomac Edison. This concept is commonly referred to as the "jurisdictional allocation" or "allocation." Potomac Edison's system is allocated as follows: 56.34% to Maryland; 19.80% to West Virginia; 17.98% to Virginia; and, 5.88% to FERC. The jurisdictional allocation relates solely to usage and is unrelated to Potomac Edison's undivided ownership interests in electric generating assets.

     Potomac Edison, subject to obtaining the requisite regulatory approvals, proposes to leave the generating business in its entirety. To accomplish this Potomac Edison proposes to transfer its electric generating assets (other than certain hydroelectric assets as discussed below), related assets, related liabilities, and other rights and interests to Genco ("Transaction").<F6> Transferring less than 100% of the generating function would result in reduced efficiencies due to the complexities of the
various  standards  and  rules  of  conduct.   Moreover,  as   the
generation  assets  are common assets it would be  impossible  and
highly   inefficient  to  attempt  to  sub-divide   the   physical
operations. Potomac Edison has, or is in the process of obtaining regulatory approval from each of the jurisdictional bodies. Maryland, West Virginia and Virginia are proceeding separately with restructuring and each state is on a separate timeline to grant authorization.

     Potomac  Edison  holds  undivided  ownership  interests   in:
electric generating  stations  ("Generating  Assets");<F7>  related
assets   ("Related   Assets");  and  certain  generation   related


<F4> States of incorporation for each is as follows: Allegheny -
Maryland, Potomac Edison -    Maryland and Virginia; Genco -
Delaware, and  Allegheny Energy Service Company   - Maryland.  The
subsidiaries which are proposed herein will be incorporated as follows: PE Transferring Agent, LLC and PE Genco - Maryland; and
PE Virginia Hydros, LLC -Virginia.
<F5> 16 U.S.C. 824b(a) (1994).
<F6>  In Holding Company Act Release No. 27101, the Commission, among other things, authorized the formation of Genco, an LLC formed to hold all the electric generating assets, rights, interests and
associated   liabilities  of  Allegheny's  wholly  owned   utility
subsidiary West Penn Power Company.
<F7>  The  term "Generating Assets" does not include Potomac Edison's
100%  interest in the Luray, Newport, Shenandoah, and Warren hydro
electric   generating  stations  located  in  Virginia  ("Virginia
Hydros") or the Riverton property which together represent less than 1% of the total net book value. Due to the structure of Virginia law if Genco Potomac Edison were itself to directly acquire the Virginia Hydros, it would be subject to regulation as an electric utility in Virginia. To avoid such a result Potomac Edison proposes, subject to Commission authorization, to transfer the Virginia hydros as follows: (1) form a special purpose entity ("PE VA Hydro, LLC") for the purpose of holding the Virginia Hydros; (2) transfer the Virginia Hydro to PE VA Hydro, LLC, as a capital contribution and in exchange for the equity interests in PE VA Hydro, LLC; (3) dividend the interests in PE VA Hydro, LLC, to Allegheny; and (4) PE VA Hydro, LLC, will then become a subsidiary of Genco. AESC will provide services to PE VA Hydros, LLC, at cost.

liabilities ("Related Liabilities"). Potomac Edison's undivided ownership interests in Generating Assets consist of: a 25% interest in the Fort Martin Power station located in Maidsville, West Virginia; a 33% interest in the Albright Power Station located in Albright, West Virginia; a 32.76% interest in the Harrison Power Station located in Shinnston, West Virginia; a 20%
interest  in  the  Hatfield's  Ferry  Power  Station  located   in
Masontown, Pennsylvania; a 30% interest in the Pleasants Power Station, located in Saint Mary's, West Virginia; a 100% interest in  the  R.  Paul Smith Station and R. Paul Smith Ash  Basin  both located in Williamsport, Maryland; and a 100% interest in the Millville, Dam #4 and Dam #5 hydro stations in located in West Virginia.<F8> Additionally, as discussed, Potomac Edison has a 100% interest in the Virginia Hydros. Potomac Edison proposes to transfer the Virginia Hydros to PE VA Hydro, at net book value, as of July 1, 2000.<F9>

  Potomac Edison's Related Assets consist of current assets, deferred charges, cash and temporary cash investments, and the value of the investment in an undivided 28% ownership interest in the stock of Allegheny Generating Company ("AGC"), a Virginia corporation which it jointly owns with Genco and Monongahela Power, which owns a 40% undivided interest in the Bath County, Virginia, pumped storage hydroelectric generating facility and
related   transmission  facilities  ("Bath   County   Rights   and
Obligations").   Related  Liabilities include  accounts  payables,
accrued taxes, tax deferrals, pollution controls bonds,<F10> and other
deferred  credits.   Related  Liabilities  do  not  include  first
mortgage bonds. Potomac Edison is of the view that the transfer of the Generating Assets but not Related Liabilities would negatively impact the debt to equity ratios of Potomac Edison. Additionally, Potomac Edison has an ownership interest in the Ohio Valley Electric Corporation ("OVEC"),<F11> an investor owned utility ("Other Rights and Interests").<F12>
     Potomac Edison seeks authority to indirectly transfer to Genco its undivided interests in its Generating Assets, Related Assets, Related Liabilities, and Other Rights and Interests corresponding to the jurisdictional allocation for Maryland, West Virginia, Virginia, and the FERC, - and, as more fully described in this application, for Genco and the intermediary transferees to accept and transfer the interests received.

<F8>  The  jurisdictional allocation is calculated  as  follows,  for example using Maryland - the value of Potomac Edison's undivided interest in the Fort Martin Power Station would be calculated by multiplying the 56.34% Maryland allocation by the dollar value of Potomac Edison's 25% undivided interest in Fort Martin on June 30, 2000.
<F9> See Footnote No. 8.
<F10> Notwithstanding the transfer of the payment obligation to Genco,
Potomac Edison shall remain liable for the pollution control bonds by operation of the terms and conditions thereof.
<F11>  Allegheny  assigned 16% of its 12.5% ownership  interest  (and
corresponding   power  purchase  interest)  to   Potomac   Edison.
Allegheny's assignment of 16% of its 12.5% ownership interest translates into a 2% ownership interest in OVEC (out of the original 12.5%).
<F12>  Applicants  also  intend to transfer  contractual  rights  and
obligations   corresponding  to  four  jointly  owned   generation
facilities  ("Joint-Owner Operation Agreements")  and  OVEC.   The
jointly owned facilities are Fort Martin, Harrison, Hatfield Ferry and Pleasants - each of which is operated pursuant to an operating agreement ("Joint Operating Agreement"). Each of the Joint-Owner
Operation Agreements has a clause which provides that "[t]his Agreement shall continue in full force and effect for a period of 45 years from the date hereof and for such longer period as the Companies shall by mutual agreement continue to operate any of the units at the Station."

     C.     Regulatory Environment

          1.   Maryland

     On December 15, 1999, Potomac Edison filed for review with the Maryland Public Service Commission ("MD PSC") an application for the transfer of the Maryland allocated share of its generation assets as determined in accordance with MD PSC procedures.<F13> In
the   1999  session  the  Maryland  General  Assembly  passed  the
Competition Act which in Section 7-508 provides that: an Electric Company may transfer its generation assets to an affiliate as part of the restructuring of the electric generation services market in
Maryland.   Section  7-508(C)(2) continues  on  to  provide  that:
"[T]he [MD PSC] may review and approve the transfer (of generation facilities) for the sole purpose of determining: (i) that the appropriate accounting has been followed; (ii) that the transfer does not or would not result in an undue adverse effect on the proper functioning of a competitive electric supply market; and
(iii) the appropriate transfer price and rate making."

     In Case No. 8797, the MD PSC approved a Settlement Agreement filed by the Potomac Edison and other interested parties.<F14> The Settlement Agreement provided for customer choice of generation suppliers by all of Potomac Edison's Maryland customers, except those on certain contracts, beginning July 1, 2000. Section 31 of the Settlement Agreement provided that "[A]fter full customer
choice  is  available as of July 1, 2000, [Potomac Edison]   shall
either  transfer  its generation assets to an  affiliate  at  book
value  or  shall  transfer,  sell,  lease,  assign,  mortgage   or
otherwise dispose of or encumber its generation assets to a third party consistent with the Restructuring Legislation." The section goes on to provide that: "[Potomac Edison's] generation shall be deregulated only after full customer choice is available as of July 1, 2000, and the generation assets are either transferred to an affiliate or are transferred, sold, leased, assigned, or mortgaged or otherwise disposed of or encumbered to a third
party."   By this application Potomac Edison is seeking to comply
with the state's regulatory mandate.

          2.   West Virginia

     On January 28, 2000, the West Virginia Public Service Commission ("WV PSC") issued an order in Case No. 98-0452-E-GI, adopting a stipulation to open the electric markets in West
Virginia. See Case 98-0452-E-GI, General Investigation to Determine Whether West Virginia Should Adopt a Plan for Open Access to the Electric Power Supply Market and for the Development of a De-regulation Plan. The order, as more fully set forth in Exhibit D-2A, Order of the WV PSC Adopting A Plan to Restructure the Electric Generation Supply Market in West Virginia (January 28, 2000), among other things, authorized Potomac Edison to transfer its undivided ownership interests corresponding its West Virginia generation assets.

          3.   Virginia

<F13>  In the Matter of the Application of The Potomac Edison Company
d/b/a Allegheny Power regarding the Transfer of its Maryland Generation Assets to an Affiliate Under Section 7-508 of the Electric Customer Choice and Competition Act of 1999 ("Competition Act") (Dec. 15, 1999).
<F14> See MD PSC Order No. 75851 (March 15, 2000).

     Pursuant to the Virginia Code, on May 25, 2000, Potomac Edison filed an application with the Virginia State Corporation Commission ("VA SCC") for approval to of a plan for the functional separation of its generating assets from its transmission and distribution assets, as required by the Virginia Electric Utility Restructuring Act.<F15> Potomac Edison provides electric service to approximately 84,000 customers located in 14 northwestern Virginia counties. In that application, Potomac Edison proposed to transfer certain utility securities (i.e., AGC stock), certain contractual entitlements (i.e., OVEC contractual rights and obligations), and
generating   assets  -  excluding  certain  hydro  facilities   in
Virginia, to Genco (collectively referred to as "Phase I" by the VA SCC).

          4.   Federal Energy Regulatory Commission

     Pursuant to Section 203 of the Federal Power Act, <F16> U.S.C. 824b (1994), and Part 33 of the FERC's regulations thereunder, 18
C.F.R.  Part  33  (1999),  Potomac  Edison  and  Genco  filed   an
application  with  the  FERC.   The application  requested  FERC's
approval to transfer: (1) jurisdictional allocation of step-up transformers allocable to Potomac Edison's Maryland, West Virginia and Virginia service areas; (2) securities evidencing Potomac Edison's ownership interest in AGC; (3) certain wholesale power purchase and supply agreements, including those jurisdictional agreements Potomac Edison may enter into between the date of this Application and the date of the proposed asset transfer; (4)
Potomac   Edison's  pollution  control  and  solid   waste   bonds
associated with the transferred generating assets; and, (5) licenses for the hydro electric generating facilities.

     D.    Overview of Requested Authorizations

          1.     The Transaction

               i.   Formation of Subsidiaries

     Potomac Edison seeks authorization to form two first tier and one second tier wholly owned limited liability companies. One of the first tier limited liability companies, PE Transferring Agent, LLC, will be formed for the purpose of acquiring the Generating Assets, Related Assets, Related Liabilities, and Other Rights and Interests from Potomac Edison. PE Genco, LLC, will be formed as a second tier subsidiary of PE Transferring Agent, LLC, for the purpose of acquiring the aforementioned Generating Assets, Related Assets, Related Liabilities, and Other Rights and Interests from PE Transferring Agent, LLC.16 Next Potomac Edison seeks authority to form a first tier limited liability company - PE VA Hydro, LLC. PE VA Hydro, LLC, would be formed for the purpose of holding the Virginia Hydros.

     Legitimate business reasons exist for the formation, capitalization and temporary existence of PE Transferring Agent, LLC and PE Genco, because they are essential to minimize the tax and transactional costs of reorganization and transition to competition. Potomac Edison and Allegheny believe that these advantages offset the need to create a temporary entity and are consistent with prior orders. PE Transferring Agent, LLC, will be

<F15> See Exhibit D-3, Application of The Potomac Edison Company . to
Acquire  Utility  Assets  and  Enter  into  a  Contract  with   an
affiliated Interest (Filed February 7, 2000).
<F16> PE Transferring Agent LLC is an intermediate entity for tax and other lawful business purposes.

liquidated as soon as the transfers contemplated herein are completed. Similarly, legitimate business reasons exists for the formation of PE VA Hydro, LLC. Due to the structure of Virginia law if Potomac Edison were to transfer the hydros to Genco, Genco would be subject to regulation as an electric utility in Virginia. To avoid such a result Potomac Edison proposes, subject to Commission authorization, to transfer the Virginia Hydros to PE VA Hydro, LLC.

               ii.  Capitalization of Subsidiaries

     As of July 1, 2000, Potomac Edison proposes to make an initial capital contribution to PE Transferring Agent, LLC in the amount of $200,000 in government collateralized repurchase agreements. PE Transferring Agent, LLC, proposes to acquire the limited liability interests in PE Genco, LLC, in exchange for an initial capital contribution in the amount of $100,000 in government collateralized repurchase agreements. Potomac Edison seeks authorization for PE Transferring Agent, LLC, to issue and Potomac Edison to acquire all of the limited liability interests in PE Transferring Agent, LLC. Potomac Edison additionally proposes to transfer its interests in the Virginia Hydros to PE VA Hydro, LLC, as a capital contribution. In exchange for the Virginia Hydros, PE VA Hydro, LLC, proposes to issue, and Potomac Edison proposes to accept, the limited liability interests in PE VA Hydro, LLC.

     Potomac  Edison  proposes to issue two  non-interest  bearing
promissory  notes  as  additional  capital  contributions  to   PE
Transferring Agent, LLC. Potomac Edison proposes to contribute a non interest bearing note payable to PE Transferring Agent, LLC, for approximately $157.4 million, which is the difference between Related Assets ($57.9 million) and Related Liabilities ($215.3 million) ("Balancing Note").<F17> Potomac Edison proposes to issue another non-interest bearing note to PE Transferring Agent, LLC ("Liquidation Note"). The Liquidation Note will be in an amount
that  is  $20  million  greater  than  the  Purchase  Note.    The
Liquidation  Note  will be in the amount  of  $501  million.   The
additional $20 million principal amount is necessary in order to assure that the principal amount of the Liquidation Note is sufficient to offset the principal amount of the Promissory Note and expected accrued interest.

               iii. Transfers

     As of July 1, 2000,<F18> Potomac Edison proposes to transfer or contribute<F19> a total of 100% of its ownership interests in Generating Assets, Related Assets, Related Liabilities, Virginia Hydros, and Other Rights and Interests. Specifically, Potomac Edison proposes to transfer its ownership interests in the Generating Assets, Related Assets, Related Liabilities, and Other
Rights  and  Interests to PE Transferring Agent,  LLC.    For  the
reasons set forth in footnote no. 8, Potomac Edison does not propose to transfer ownership interests in the Virginia Hydros to
PE  Transferring Agent, LLC.   Instead, Potomac Edison's ownership
interests in the Virginia Hydro, as set forth in the preceding section, are to be contributed to PE VA Hydro, LLC, in exchange
for the limited liability interests in PE VA Hydro, LLC.    As  of

<F17> Other Rights and Interests have, and are carried at, a zero book value.
<F18> As July 1, 2000 falls on a Saturday it will be necessary, with
Commission authorization, for Potomac Edison to form the
subsidiaries prior to that date.   July 1, 2000 will be the
effective date of the Transaction.
<F19> The contributions are set forth in the preceding section.

June 30, 2000, the projected net book values are projected to be as follows: Generating Assets - $448.4 million; Related Assets - $57.9 million; Related Liabilities - ($215.3) million), and Virginia Hydros ($3.6) million.

     In exchange for the Generating Assets PE Transferring Agent, LLC, proposes to issue to Potomac Edison an interest bearing unsecured promissory note ("Purchase Note") for approximately $481.2 million. The Purchase Note equals the sum of the net book value of the Generating Assets ($448.4 million) plus the estimated net book value of fuel, supplies, and inventory ($32.8 million) (collectively "Inventory"). Inventory will also be transferred using the Transaction structure described to move the Generating Assets. Potomac Edison proposes to make a post transfer true-up to adjust the transaction to reflect actual net book values as of June 30, 2000.

            As  of June 30, 2000, Potomac Edison projects it  will
have approximately $370 million of outstanding first mortgage bonds. Potomac Edison expects to obtain a release of the Generating Assets from the lien of the first mortgage by certifying or pledging additional bondable property to the trustee in an amount not less than the net book value of the Generating Assets. Potomac Edison's first mortgage bond indenture permits Potomac Edison to transfer any of its property and the Trustee under the bond indenture must release that property from the lien of the indenture so long as Potomac Edison replaces that property with other property that is not currently pledged or certified to support another first mortgage bond issue. The additional bondable property pledged is not specifically identified in the pledge. Rather, a general pledge, by property classification, covering gross property additions purchased, constructed or otherwise acquired during a defined period of time is given. Specifically, two certificates will be given to the Trustee. The first, certificate, titled the Engineer's Second Certificate pledges property purchased, constructed or otherwise acquired by the Company During the period May 15, 1994 to December 19, 1997 inclusive valued at approximately $242 million. The property is more specifically set forth in Table A below.

                            Table A

   Gross Property Additions purchased, constructed or otherwise acquired by the Company
   During the period May 15, 1994 to December 19, 1997 inclusive

     Description
     Electric Plant in Service:
             Transmission Plant              $ 26,851,283.99
             Distribution Plant               133,298,819.78
             General Plant                     10,351,979.49
     Construction Work in Progress             70,767,382.45
     Electric Plant Held for Future Use         1,079,039.31
         Total Electric Plant                $242,348,505.02

Additionally,  Potomac  Edison,  proposes  to  pledge   additional
bondable property of the same type as described in Table A,<F20> by giving the Trustee a certificate evidencing the commitment of certain property associated with two redeemed bonds. The second
certificate,   titled  the  Officer's  Third  Certificate   covers
property formerly pledged to cover a $75 million bond paid at maturity on March 1, 2000 and a $50 million bond due 2021 which was redeemed October 8, 1998. Potomac Edison is required to put

<F20> In addition the Table A categories an additional "non utility property" category identifying property valued at less than $4,000 is included in this pledge.

up 10/6 of property to cover every $1 of bonds issued. The $75 million bond was secured by property valued at approximately $125 million and the $50 million bond was secured by $83 million in real property. The total property pledged equals approximately $450 million and exceeds the value of the Generating Assets released ($448.4 million).

     The release of Potomac Edison's Generating Assets (although greater in amount) is no different than the transfer and release of a single piece of Potomac Edison's property from the indenture. Since Potomac Edison owns sufficient property to replace or substitute for the Generating Assets property being released, Potomac's outstanding first mortgage bonds are not impaired in any way. After the release of the Generating Assets, these bonds are supported by the same dollar value of property as before the release of the Generating Assets. The Trustee under Potomac Edison's indenture and the Trustee's counsel have both agreed with that such a transfer and release of Potomac Edison's Generating Assets is in accordance with the terms of the indenture and that the security for the remaining outstanding bonds will not be impaired. Potomac Edison requests authority to pledge those assets described above in order to obtain the release from the Trustee.

     Finally, PE Transferring Agent, LLC, will contribute the Generating Assets, Related Assets, Related Liabilities, and Other Rights and Interests to PE Genco, LLC. The Liquidation Note and Balancing Note remain at PE Transferring Agent, LLC, as does the Purchase Note obligation. After the transfers are executed, PE Transferring Agent, LLC, proposes to dividend PE Genco LLC's
limited   liability  interests,  the  Balancing  Note,   and   the
Liquidation Note - net of the Purchase Note - to Potomac Edison. Potomac Edison proposes to then dividend the PE Genco, LLC, limited liability interests to Allegheny Energy, Inc. Thereafter,
Allegheny   proposes  to  merge  PE  Genco,   LLC,   into   Genco.
Additionally, Potomac Edison proposes to dividend the interests in PE VA Hydro, LLC, to Allegheny; and, Allegheny will contribute the interests to Genco - both in a manner consistent with the dividending of interests as approved by this Commission in the West Penn asset transfer.<F21> PE VA Hydro, LLC, will then become a wholly owned subsidiary of Genco.

     Upon completion of the Transaction, Potomac Edison's Generating Assets, Related Assets, Related Liabilities, and Other Rights and Interests will have been successfully transferred to Genco. Thereafter, Applicants propose to liquidate Transferring Agent, LLC.

          2.    Allegheny Energy, Inc. - AE Units and Interest

     Allegheny requests authority to merge AE Units 1 and 2, LLC into Genco in exchange for Genco assuming the outstanding debt related to those interests. AE Units 1 and 2, LLC is a non-EWG indirect subsidiary of Allegheny. AE Units 1 and 2, LLC is not the subsidiary of a utility. Allegheny Units 1 & 2, LLC holds interests in two 44 MW generating units. AE Units 1 & 2, LLC's principle asset is a 100% ownership interest in two 44 MW units located in Springdale, Pennsylvania. The net book value of AE
Units 1 & 2 is approximately $47,727,139 of total assets of $50,090,928. Equity and liabilities total $50,090,928.


<F21> In Holding Company Act Release No. 27101, the Commission, among other things, authorized the dividending of interests to Genco.

          3.     Agreements

     Under the terms of the Maryland Settlement Agreement, Potomac Edison must provide standard offer service to customers through 2008. Subject to the WV PSC and Virginia Corporation Commission issuing final orders, Potomac Edison may be required enter into similar standard offer service as provider of last resort. Potomac Edison has discretion concerning how it arranges for its standard offer service load. Potomac Edison and Genco propose to enter into an energy supply agreement or series of agreements with each one pertinent to an individual jurisdictional supply obligation ("Agreements") sufficient to allow Potomac Edison to meet its standard offer service obligations under the Settlement Agreement or under similar requirements and conditions as imposed in West Virginia or Virginia. Genco would be free to satisfy the standard offer service load requirements either by dispatch of the transferred generation facilities or by purchases in the market. The Agreements would allow Potomac Edison to fulfill its regulatory obligations in Maryland, West Virginia or Virginia as required.

       Authorization is requested for Potomac Edison to render services to PE VA Hydro, LLC, with respect to the Virginia Hydros and to Genco with respect to the Generating Assets for the operation of the Generating Assets and the Virginia Hydros until all necessary permits and licenses have been obtained by or transferred to Genco and PE VA Hydro, LLC, respectively.<F22> All agreements will be performed in adherence with the "at cost" provisions of Rules 90 and 91 under the Act. Potomac Edison will continue to operate the Generating Assets and Virginia Hydros until all necessary permits and licenses have been obtained by or transferred to Genco.

          4.   Capitalization Ratios

     The Transaction, when completed, will not impact the debt
/ equity ratios of Allegheny. Moreover, Potomac Edison, Allegheny, and all the subsidiaries thereof, will not undertake to issue any debt or engage in any transaction if such action would result in either Potomac Edison's or the Allegheny consolidated system's debt / equity ratios falling below the Commission's debt / equity requirement of 30% common stock equity. Additionally, within sixty (60) days after the end of each financial quarter, Potomac Edison and Allegheny will provide the Commission with reports containing actual and pro forma capitalization ratio calculations in the same format that was provided in the confidential exhibit to this application for Allegheny on a consolidated basis and for Potomac Edison.

          5.   Reservation of Jurisdiction

      Allegheny and Potomac Edison request that this Commission reserve jurisdiction over the authorization requests related to the Virginia Hydros - including services from Potomac Edison.
Potomac Edison has not received authority from the VA SCC to transfer the Virginia Hydros. Accordingly, Applicants request that the Commission reserve jurisdiction over the proposed transactions by Potomac Edison: (1) to form PE VA Hydro, LLC (to which Potomac Edison will transfer the Virginia Hydros as a capital contribution; and (2) for Potomac Edison to dividend the interests in PE VA Hydro, LLC, to Allegheny.
      Additionally, Allegheny requests that at this time the Commission reserve jurisdiction over the authority to merge AE Units 1 and 2, LLC into Genco in exchange for Genco assuming the

<F22> No authorization is requested for Potomac Edison's rendering of services to PE Transferring Agent, LLC, and PE Genco, LLC, as the period of ownership is sufficiently incidental so as to fall within the exclusion of Rule 87(a).

outstanding debt related to those interests until Allegheny and Potomac Edison obtain the necessary FERC approval.

Item 2.   FEES, COMMISSIONS AND EXPENSES

     Fees and expenses in the estimated amount of $100,000 plus ordinary expenses of approximately $500 are expected to be incurred in connection with the preparation of this application. None of the fees, commissions, or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial, and other services to be performed at cost.

Item 3.   APPLICABLE STATUTORY PROVISIONS

     The relevant standards for Commission review of this application under Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 43(a), 44, 45, 46, 54, 90 and 91 under the Act.

     A.   Sections 9 & 10

      Section  9(a)(1)  provides that unless the Commission  under
Section 10 has approved the acquisition, it shall be unlawful for any registered holding company or any subsidiary company thereof
"to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." Section 10(f) provides that:

          The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

If the requirements of subsection (f) of this section are satisfied, the Commission shall approve the acquisition unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

            (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

The Transaction, for the reasons set forth below, satisfy the standards of Section 10 of the Act.

          1.   The Transaction Complies With State Law

     The Transaction complies with, or upon completion of the record shall comply with, applicable state laws on the matter of restructuring and the transfer of utility assets. Specifically, Potomac Edison and Allegheny have structured the Transaction in response to state laws and legislative mandates. The Transaction puts into effect the state regulatory and legislative determination that restructuring is in the public interest.

     The   Transaction  is  reasonably  incidental,   economically
necessary  and  appropriate to the operations of  Potomac  Edison,
Allegheny  Power  and  the  Allegheny system.   Specifically,  the
Transaction will: (a) allow Potomac Edison to continue to serve the needs of its regulated customers while positioning the
Allegheny  system  for  competition  in  the  deregulated   retail
generation market; (b) remove the Generating Assets from rate-regulated Potomac Edison; (c) allow Genco to manage and operate the Generating Assets with due regard to market considerations; and, (d) increase the flexibility for financing activities on cost-effective terms that reflect the costs of capital for each area of business activity.

          2.   The Capital Structure Is Not Unduly Complicated

     The Transaction does not unduly complicate the capital structure of the Allegheny system. The capital structure of the Allegheny system on a consolidated basis will be essentially
unchanged.    The   Transaction  will  tend  toward   the   proper
functioning of the Allegheny system in a partly deregulated, partly regulated operating environment. The Transaction simplifies the  Allegheny  structure and results in  a  more  economical  and
efficient   system.    The  resulting  increased   efficiency   of
operations significantly offsets any perceived added complexity caused by the Transaction.<F23> For all of the foregoing reasons, the
Transaction  satisfies  the  requirements  of,  and  is   entirely
consistent with the Act.

          3.   The Consideration is Fair and Reasonable

       The consideration to be paid in connection with the Transaction is fair and reasonable. Indeed, the MD PSC has determined that the price (i.e., net book value) to be paid to Potomac Edison by PE Genco, LLC for the Generating Assets as fair and reasonable. Moreover, in File No. 70-9483, the Commission reached a similar conclusion on the fair and reasonableness of the consideration received in approving West Penn Power Company's application to transfer its Pennsylvania utility assets into Genco

<F23> See Wisconsin's Environmental Decade, Inc. v SEC, 882 F.2d 523,
527 (D.C. Cir. 1989); Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990); Entergy Corp., Holding Co. Act Release No. 25 136 (Aug. 27, 1990).

at net book value.<F24> The Commission's reasoning in that case is equally applicable to this Transaction.

     B.   Section 12 & Rule 46

      Section 12(c) governs the proposed dividends for which authorization has been sought. Section 12(c) provides that:

          It shall be unlawful for any registered holding company or any subsidiary company thereof, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to declare or pay any dividend on any security of such company or to acquire, retire, or redeem any security of such company, in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate to protect the financial integrity of companies in holding-company systems, to safeguard the working capital of public-utility companies, to prevent the payment of dividends out of capital or unearned surplus, or to prevent the circumvention of the provisions of this chapter or the rules, regulations, or orders thereunder.

Allegheny expects that the distribution of the Ownership Interests of PE Genco, LLC to Potomac Edison and, then, by Potomac Edison to Allegheny, in each instance will be a dividend out of "capital or unearned surplus" within the meaning of Rule 46 under the Act. Applicants believe that, in the overall context of the Transaction, neither shareholders, ratepayers nor the public will be adversely affected. The distributions have been structured as such in order to minimize the tax burden on the Applicants. The distributions are fundamentally necessary to effect the transfer by Potomac Edison of the Generating Assets to an affiliate in the Allegheny system in accordance with the Settlement Agreement.

     The distributions will be the final step in the reduction of the capitalization of Potomac Edison and the reorganization of the Allegheny system, in accordance with, and fulfillment of, the regulations and legislative policies and objectives that culminated in deregulation of and competition in electrical generation in Maryland, as described herein. The distributions are not intended to harm the interests of Potomac Edison or, ultimately, Allegheny. The Allegheny system will continue to own the assets transferred by such distributions. The regulated parts of Potomac Edison's business (transmission and distribution) are not subject to deregulation and competition will continue to be owned directly by Potomac Edison. Potomac Edison and the public which it serves will not be subject to the impact of deregulation and competition on Potomac Edison's former generation business and will, to a large degree, be protected from the uncertainties and possible losses affecting generation in a competitive and deregulated retail environment. For these reasons, the proposed distributions are entirely consistent with the policies and principles behind Section 12 of the Act.

<F24>  See  Allegheny Energy, Inc., Holding Co. Act Release    No.35-
27101, Order Authorizing Formation of Subsidiary Company; Transfer
of  Assets  to  Generation Company; Issuance  and  Acquisition  of
Securities;   Capital   Contributions;  and   Service   Agreements
(November 12, 1999).

     C.   Section 13(b) Compliance

     Section 13(b) of the Act provides that:

            It shall be unlawful for any subsidiary company of any registered holding company or for any mutual service company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to enter into or take any step in the performance of any service, sales, or construction contract by which such company undertakes to perform services or construction work for, or sell goods to, any associate company thereof except in accordance with such terms and conditions and subject to such limitations and prohibitions as the Commission by rules and regulations or order shall prescribe as necessary or appropriate in the public interest or for the protection of investors or consumers and to insure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated between such companies.

Any transaction between Genco and Potomac Edison, including the Joint Owner Operating Agreements, and any other service agreements related to the Generating Assets or for the operation of all other Generating Assets, or the provision of other services, shall be in compliance with section 13(b) of the Act and Rules 90 and 91 under the Act.

     D.       Rule 54 Compliance

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and foreign utility companies ("FUCOs"), will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. At March 31, 2000, Allegheny's average consolidated retained earnings were approximately $865.0 million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $4.2 million. Accordingly, Allegheny may invest up to approximately $432.5 million or an additional $428.3 million (50% of Retained Earnings less existing investment) in EWGs and FUCOs as of March 31, 2000. When the Transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied.

     Allegheny further states that for purposes of Rule 54, that the conditions specified in Rule 53(a) are satisfied and that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. The conditions will be unaffected by this Transaction. As a result, the Commission will not consider the effect on Allegheny subsidiary that is an EWG or FUCO, as each is defined in sections 32 and 33 of the Act, respectively, in determining whether to approve the proposed Transaction.

Item 4.   REGULATORY APPROVAL

     By  order  dated  June  30,  2000, the  FERC  authorized  the
transfer   of  the:  (1)  jurisdictional  allocation  of   step-up
transformers allocable to Potomac Edison's Maryland, West Virginia and Virginia service areas; (2) AGC stock; (3) pollution control bonds and solid waste bonds associated with the transferred generating assets; and (4) hydro electric generating facilities.<F25> The FERC retains jurisdiction over the transfer of AE Units 1 & 2, LLC.

     With respect to State approvals, on June 22, 2000, the MD PSC issued an order on Potomac Edison's request to transfer its generation assets. In that order the MD PSC approved the Settlement Agreement requiring the transfer of Maryland's share of Potomac Edison's generation assets as determined in accordance with accepted MD PSC procedures. With respect to West Virginia, on March 11, 2000, the West Virginia legislature adopted a plan under which Potomac Edison was granted the right to transfer its "West Virginia generation assets." Finally, on July 11, 2000, the VA SCC authorized the transfer of Potomac Edison's AGC stock generating assets (excluding the Virginia Hydros), and approved Phase I of the plan for the functional separation of Potomac Edison's generating assets from its transmission and distribution assets as required by the Virginia Electric Utility Restructuring Act. Virginia retains jurisdiction over the transfer of the Virginia Hydros. Except as noted above, no state commission or federal commission, other than this Commission, has jurisdiction over any part of the proposed transactions.

Item 5.   PROCEDURE

     It is requested that the Commission's order granting this Application or Declaration be issued on or before July 1, 2000.
There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicants consent to the Division of Corporate Regulation assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.

Item 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          A-1   Certificate of Organization of Subsidiaries
                (filed July 27, 2000).

          B-1   Fort  Martin  Unit No.  2  Construction  and
                Operating Agreement, dated December   30,  1965,
                between Monongahela, Potomac Edison, and Potomac Edison (incorporated by reference to File No. 70-9483).

          B-2   Pleasants  Power  Station  Construction  and
                Operating Agreement, dated as of September 15, 1977, between Monongahela, Potomac Edison and West Penn (incorporated by reference to File No. 70-9483 )

          B-3   Hatfield's Ferry Power Station  Construction

<F25>  Dam  #4,  Dam  #5, Luray, Millville, Newport,  Shenandoah  and
Warren.

                and Operating Agreement, dated April 20, 1968, between Monongahela, Potomac Edison and West Penn
                (incorporated by reference to File No. 70-9483).

           B-4  Harrison  Power   Station  Construction  and
                Operating Agreement, Dated as of March 31, 1971, between Monongahela, Potomac Edison and West Penn (incorporated by reference File No. 70-9483)

           B-5 Form of Assignment of each Joint-Owner Operating Agreement (filed July 27, 2000).

           B-6  Form of Proposed Operating Agreement between
                Potomac Edison and GENCO (filed July 27, 2000).

           B-8  Inter-Company   Power  Agreement  between   Ohio
                Valley Electric Corporation, Potomac Edison and the other parties thereto, dated July 10, 1953, as modified (incorporated by reference File No. 70-9483)

           B-9 Equity Agreement between Monongahela, Potomac Edison and West Penn, dated June 17, 1981, as amended
                (incorporated by reference File No. 70-9483)

           B-10 APS  Power  Agreement between,  Monongahela, Potomac
                Edison, West Penn, And, AGC, dated August 24, 1981 (incorporated by reference File No. 70-9483)

           B-11 Form of Service Agreement to be entered into between AESC and PE Transferring Agent LLC.
                (filed July 27, 2000).

           D-1  Application of Potomac Edison to Maryland PSC

           D-2  Order of Maryland PSC Approving Plan
                (filed July 27, 2000).

           D-3  Application  of Potomac Edison  to  Virginia
                Corp. Commission

           D-4  Order  of  Virginia  Corporation  Commission
                Approving Plan
                (filed July 27, 2000).

           D-5  Approval  of  FERC regarding  Transfer  of  Hydro
                Generating Facilities
                (filed July 27, 2000).

           D-6 Approval by FERC regarding Transfer of Shares of AGC from Potomac Edison to PE Transferring Agent LLC

           D-7 Approval by FERC of transfer of Potomac Edison's rights under the OVEC Agreement to PE GENCO.

           F     Opinion of Counsel
                 (filed July 27, 2000).

           FS-1  Allegheny   Energy,   Inc.   and    subsidiaries
                 consolidated balance sheet, statement of income, and capital ratios per books and pro forma (filed confidentially via Form SE)

           FS-2  Allegheny  Energy  Supply  Company   consolidated
                 balance sheet, statement of income, and capital ratios per books and pro forma (filed confidentially via Form
                 SE)

     Item 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS

     A. The authorizations applied for herein do not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

     B.   Not applicable.

                           SIGNATURE

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                ALLEGHENY ENERGY, INC.

                                /s/ THOMAS K. HENDERSON

                                Thomas K. Henderson



                                POTOMAC EDISON POWER COMPANY

                                /s/ THOMAS K. HENDERSON

                                Thomas K. Henderson



                                ALLEGHENY ENERGY SUPPLY COMPANY

                                /s/ THOMAS K. HENDERSON

                                Thomas K. Henderson

                                ALLEGHENY ENERGY SERVICE COMPANY

                                /s/ THOMAS K. HENDERSON

                                Thomas K. Henderson



Dated: July 27, 2000